

Cary Gunn · 3rd

CEO Tenure Health, Founder and BOD at Genalyte

Encinitas, California, United States · Contact info

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Tenure Health

Caltech

Experience

CEO and Founder
Tenure Health
Jul 2021 - Present · 2 yrs 9 mos
San Diego County, California, United States

Genalyte, Inc.
17 yrs

- **Founder**
  Apr 2007 - Present · 17 yrs
- **Board Of Directors**
  Apr 2007 - Present · 17 yrs
- **CEO, Founder**
  Apr 2007 - Oct 2020 · 13 yrs 7 mos

CTO, Co-founder
Luxtera, Inc.
Nov 2001 - 2008 · 6 yrs 3 mos

Project Manager
US Air Force, Space Command
Jul 1991 - May 2000 · 8 yrs 11 mos

Education

Caltech
PhD, Electrical Engineering
1999 - 2004

United States Air Force Academy
BS, Applied Physics, Organic Chemistry
1991 - 1995

Publications

Characterization of the evanescent field profile and bound mass sensitivity of a label-free silicon photonic microring resonator biosensing platform
Biosensors and Bioelectronics · Jan 1, 2010

Show publication

*Keynote paper finalist for World Congress on Biosensors 2010

A Robust Silicon Photonic Platform for Multiparameter Biological Analysis
Proc. SPIE · Jan 1, 2009